Exhibit 3(i)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390-After Issuance of Stock)

Name of Corporation:

Entest Biomedical, Inc.

The Articles have been amended as follows:

Article 1. The name of the corporation shall be :

Entest Group, Inc.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 45,975,002

Effective date and time of filing: (optional) Date: February 12, 2018